711 Louisiana Street, Suite 900
Houston, Texas 77002
(832) 668-1000
August 12, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P. (the “Partnership”) Registration Statement on Form S-3 Filed June 16, 2009 File No. 333-160019
Ladies and Gentlemen:
     We have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).
     Set forth below is our response to the comment received orally from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a paraphrase of the comment provided by the Staff has been included in bold face type preceding our response. References to “the Partnership,” “we,” “us” and “our” herein refer to Energy Transfer Partners, L.P. and its consolidated subsidiaries.
Registration Statement on Form S-3
Part II, Item 17 — Undertakings, page II-3
1.	Please include the undertaking required by Regulation S-K, Item 512(h) relating to the indemnification of directors, officers and controlling persons of the registrant.

Response: The Undertakings section of the Registration Statement has been revised as requested. Please refer to Part II, Item 17 — Undertakings in Amendment No. 1.

Securities and Exchange Commission
August 12, 2009

     The Staff indicated that Comment 1 above was the only remaining comment to be addressed on the Registration Statement. As a result, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Partnership hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on Friday, August 14, 2009 at 3:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (214) 981-0700 or Douglas E. McWilliams at (713) 758-3613.

Very truly yours, ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Thomas P. Mason
Vice President, General Counsel and Secretary